

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Shaofang Weng
Chief Executive Officer
Planet Image International Ltd
No. 756 Guangfu Road
Hi-tech Development Zone
Xinyu City, Jiangxi Province
People's Republic of China

  Re: Planet Image International Ltd
    Amendment No. 2 to Draft Registration Statement on Form F-1
    Submitted November 24, 2021
    CIK 0001868395

Dear Mr. Weng:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2021 letter

Amendment No. 2 to the Draft Registration Statement on Form F-1

Cover Page

1. We note your revisions in response to prior comment 1. Please revise to clarify whether the cash transfers in the form of intercompany loans during the years ended December 31, 2019 and 2020, and the six months ended June 30, 2021, were to and/or from your PRC subsidiaries.

<u>Risk Factors</u>
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2.   Please update your disclosure to discuss that the SEC adopted final amendments implementing the disclosure and submission requirements of the Holding Foreign Companies Accountable Act on December 2, 2021.

     You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Cindy Li, Esq.